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                             June 12, 2023

       Lester Wong
       Chief Financial Officer
       Kulicke and Soffa Industries, Inc.
       1005 Virginia Drive
       Fort Washington, PA 19034

                                                        Re: Kulicke and Soffa
Industries, Inc.
                                                            Form 10-K for the
fiscal year ended October 1, 2022
                                                            Form 10-Q for the
quarterly period ended December 31, 2022
                                                            Response dated June
9, 2023
                                                            File No. 000-00121

       Dear Lester Wong:

              We have reviewed your June 9, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 25, 2023 letter.

       Form 10-K for the Fiscal Year Ended October 1, 2022

       Notes to Consolidated Financial Statements
       Note 16: Segment Information, page 68, page 68

   1.                                                   We have reviewed your
response to comment 1 and have the following comments:

                                                              We note that you
currently believe your Aftermarket Product and Services ("APS")
                                                            reportable segment
consists of a single operating segment instead of six operating segments and that
your Capital Equipment reportable segment consists of five
                                                            operating segments
instead of six operating segments. Considering you previously indicated in
response to comment 2 in your letter dated April 12, 2023 that discrete financial
information for each operating segment "is available to the CODM for his
 Lester Wong
Kulicke and Soffa Industries, Inc.
June 12, 2023
Page 2
              review during various updates throughout the financial year, including revenue outlooks, financial forecasts, business reviews and reports on operations" and that such "information is regularly reviewed by the CODM to make decisions about resources to be allocated to the component and assess its performance," we are unclear why you now believe APS consists of a single operating segment and why you no longer consider Wafer Level Bonder to be an operating segment. In doing so, clarify why the Wafer Level Bonder operating segment was collapsed into the Ball Bonder operating segment.

                We note that the "Executive Summary Review" includes business unit performance measures for the six historical APS operating segments, including gross margin and direct operating margin. Please confirm whether or not your CODM receives and reviews this monthly package and tell us how he uses such information.

                Explain in greater detail how you determined your Ball Bonder and Wedge Bonder operating segments have similar economic characteristics. In particular, address the differences in operating margin percentage during fiscal years 2021 and 2022 and how those variances compare to those in fiscal years 2018 and 2019.

                Tell us if you believe the proposed revisions to your operating segments represent an error under ASC 250.

                Explain how the proposed revisions to your operating segments impacted your assessments of the effectiveness of your internal controls over financial reporting and disclosure controls and procedures.

                Tell us in sufficient detail how the proposed changes to your operating segments impact the composition of your reporting units for goodwill impairment testing purposes. If the reporting units would have differed for historical periods, tell us how your historical goodwill impairment tests would have been impacted.

      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any other questions.



FirstName LastNameLester Wong                                   Sincerely,
Comapany NameKulicke and Soffa Industries, Inc.
                                                                Division of
Corporation Finance
June 12, 2023 Page 2                                            Office of
Manufacturing
FirstName LastName